Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS SECOND QUARTER 2010 RESULTS AND INCREASES DIVIDEND

- 6% production growth, over 55% revenue growth, over 75% earnings growth and over 55% cash flow growth year to date -

TORONTO, ONTARIO, August 4, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the second quarter ended June 30, 2010.  In addition, Yamana announced that its Board of Directors approved an increase in the Company’s dividend to $0.08 per share on an annualized basis, or $0.02 per share per quarter.  This represents a 33% increase over the prior quarterly dividend, and a 100% increase over the dividend level paid in 2009. This dividend will continue to be paid quarterly.  The dividend increase will be in effect for the third quarter dividend, payable Thursday, October 14, 2010, to holders of record at the close of business on Thursday, September 30, 2010.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

SECOND QUARTER HIGHLIGHTS

Financial and Operating Highlights

Highlights for the three- and six-month periods ended June 30, 2010 include:

•	Total production from continuing operations of 253,264 gold equivalent ounces (GEO) (249,056 GEO sold) and 493,100 GEO (496,092 GEO sold), respectively;
•	Chapada copper production of 37.0 million pounds (31.6 million pounds sold) and 66.7 million pounds (60.7 million pounds sold), respectively;
•	Cash costs(1) from continuing operations of $103 per GEO and $95 per GEO, respectively;
•	Total revenue of $351.4 million and $697.7 million, respectively;
•	Mine operating earnings of $145.5 million and $275.4 million, respectively;
•	Net earnings of $90.8 million and $170.3 million, respectively;
•	Adjusted earnings(1) of $85.8 million or $0.12 per share and $159.0 million or $0.22 per share(1), respectively;

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

(In millions of United States Dollars except per share amounts)	Three months ended June 30, 2010	Six months ended June 30, 2010
Net earnings	$90.8	$170.3
Non-cash foreign exchange gains	(14.9)	(20.7)
Non-cash unrealized losses/(gains) on derivatives	0.6	(4.0)
Write-off of mineral interests and other assets	3.2	3.3
Future income tax recovery on translation of intercompany debt	(1.2)	(5.0)
Other non-recurring losses and adjustments	8.2	15.8
Adjusted Earnings before income tax effects	86.7	159.7
Income tax effect of adjustments	(0.9)	(0.7)
Adjusted Earnings	$85.8	$159.0
Adjusted Earnings per share	$0.12	$0.22

•
Cash flows from continuing operations after changes in non-cash working capital items of $100.9 million or $0.14 per share and $226.6 million or $0.31 per share, respectively. Cash flows from continuing operations before changes in non-cash working capital items(1) of $134.6 million or $0.18 per share and $272.4 million or $0.37 per share;

•	Gold and copper inventory increased by 4,000 GEO and 4.0 million pounds respectively, with approximately 35,700 GEO and 5.5 million pounds of copper available for sale at the end of the quarter;
•	Cash received from Yamana’s interest in Alumbrera of $17.9 million compared to equity earnings from that interest of $7.8 million.

Development and Exploration Highlights

Highlights during and subsequent to the quarter include:

•	Made a construction decision on Pilar based on positive feasibility study results, which includes the first mineral reserve estimate
•	Announced positive exploration results for Pilar
•
Provided an updated production plan on Gualcamayo to include the results from an updated feasibility study for QDD Lower West, which demonstrated increased mineral reserves and mineral resources as well as increased average annual production and as such, a construction decision was made

•	Continued to advance other development stage projects and exploration efforts

 A further press release announcing the update on Gualcamayo and construction decisions for QDD Lower West at Gualcamayo and Pilar in greater detail, and providing additional updates on Yamana’s development stage and exploration projects, will be published imminently.

 “We continue to focus on our production goals,” said Yamana’s chairman and chief executive officer, Peter Marrone. “We remained focused on operations this quarter, although we also focused on our development stage projects which we continued to progress.  We have a robust portfolio of development stage projects with considerable value that we are advancing and an exploration program which has already begun to deliver strong results. As a result, 2010 is a year in which we expect to demonstrate growth in production, resources, cash flow and value.”

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

FINANCIAL AND OPERATING SUMMARY

Revenues for the three-month period ended June 30, 2010 were $351.4 million, and for the six-month period ended were $697.7 million, representing a 55 percent increase year-to-date from the previous year. The Company increased its gold and copper inventory by approximately 4,000 GEO and 4.0 million pounds, respectively, in the second quarter. A total of 35,700 GEO and 5.5 million pounds of copper were available for sale following the end of the second quarter.

Mine operating earnings for the three-month period ended June 30, 2010 were $145.5 million, and for the six month period ended were $275.4 million, representing an 88 percent increase year-to-date from the previous year.

Net earnings for the three-month period ended June 30, 2010 were $90.8 million, or $0.12 per share, and for the six-month period ended were $170.3 million, or $0.23 per share, representing a 78 percent increase year-to-date from the previous year. Adjusted earnings for the three-month period ended June 30, 2010 were $85.8 million, or $0.12 per share, and for the six-month period ended were $159.0 million, or $0.22 per share.

Cash flows from continuing operations after changes in non-cash working capital items for the three-month period ended June 30, 2010 were $100.9 million, or $0.14 per share and for the six-month period ended were $226.6 million, or $0.31 per share.  Cash flows from continuing operations before changes in non-cash working capital items for the three-month period ended June 30, 2010 were $134.6 million, or $0.18 per share, for the six-month period ended were $272.4 million, or $0.37 per share, representing a 58 percent increase year-to-date from the previous year.

Cash and cash equivalents as at June 30, 2010 were $262.2 million.

Capital costs for 2010 are expected to be approximately $550 million, with the accelerated development of Mercedes and increasing the exploration expenditure, mostly for Mercedes and Gualcamayo based on recent exploration successes. Total cumulative capital amount for 2011 remains unchanged although   further capital will be required for Pilar and the QDD Lower West ore body at Gualcamayo where construction decisions have been made.  These projects are supplementing production at Gualcamayo and the other is an entirely new mine in Brazil, and they are expected to contribute to growth in production by approximately 200,000 ounces per year with production beginning in 2013.  The Company is currently evaluating the capital required in 2011 to 2013 for these new projects.

Total production from continuing operations for the three-month period ended June 30, 2010 was 253,264 GEO (comprised of 208,399 ounces of gold and 2.5 million ounces of silver), representing a six percent increase from the first quarter of 2010, confirming the expected ramp up quarter-over-quarter, and 5 percent over the comparative period last year. Production increased across nearly all of Yamana’s wholly owned mines quarter-over-quarter, as expected. Chapada copper production for the three-month period ended June 30, 2010 was 37.0 million pounds.  Total production from continuing operations for the six-month period ended was 493,100 GEO (comprised of 399,062 ounces of gold and 5.2 million ounces of silver), representing a six percent increase from the previous year.  Chapada copper production for the six-month period ended June 30, 2010 was 66.7 million pounds.  Production is expected to continue to increase throughout the year similar to trends in 2009.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

(GEO)	Q1 2010	Q2 2010	YTD Q2 2010
Chapada	27,794	30,450	58,244
El Peñón	108,437	100,485	208,922
Gualcamayo	29,461	37,467	66,928
Jacobina	25,021	29,785	54,806
Minera Florida	20,630	25,274	45,904
Fazenda Brasileiro	14,738	18,333	33,071
Alumbrera (12.5%)	13,755	11,470	25,225
Total	239,836	253,264	493,100

Annual production is expected to be in line with guidance.

Total sales from continuing operations for the three-month period ended June 30, 2010 were 249,056 GEO (comprised of 202,564 ounces of gold and 2.6 million ounces of silver) including the Company’s attributable 12.5% portion from Alumbrera and 31.6 million pounds of copper from Chapada.  Total sales from continuing operations for the six-month period ended June 30, 2010 were 496,092 GEO (comprised of 400,162 ounces of gold and 5.3 million ounces of silver) including the Company’s attributable 12.5% portion from Alumbrera and 60.7 million pounds of copper from Chapada.  The Company increased its gold inventory by approximately 4,000 GEO (total end of June – 35,700 GEO) in the second quarter of which approximately 3,000 gold ounces plus an additional 4.0 million pounds of copper (total end of June – 5.5 million pounds) contained in concentrate, all of which was available for sale following the end of the second quarter, to receive the benefits of lower transportation costs realized through shipping by rail rather than by truck.

Cash costs from continuing operations for the three-month period ended June 30, 2010 were $103 per GEO, and $201 per GEO excluding Alumbrera.  Cash costs in the second quarter improved or remained consistent with cash costs in the first quarter across nearly all of Yamana’s wholly-owned mines. Cash costs from continuing operations for the six-month period ended June 30, 2010 were $95 per GEO, and $181 per GEO excluding Alumbrera. Cash costs are expected to decline in the second half of the year as production ramps up, similar to trends in 2009.

$ per GEO	Q1 2010	Q2 2010	YTD Q2 2010
Chapada*	$346	$350	$348
El Peñón	$384	$449	$415
Gualcamayo	$443	$427	$434
Jacobina	$687	$534	$604
Minera Florida	$363	$370	$367
Fazenda Brasileiro	$622	$559	$587
Alumbrera (12.5%)*	$245	$238	$242
Total cash costs*	$86	$103	$95

*Cash costs on a mine by mine basis are presented on a co-product basis. Total cash costs are presented on a by-product basis.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Gross margin(1) per GEO sold for the three-month period ended June 30, 2010 was $924 per GEO, and for the six-month period ended was $887 per GEO, representing a 38 percent increase year-to-date from the previous year.

 “We continued to demonstrate solid results in the second quarter,” said Chuck Main, Yamana’s executive vice president, finance and chief financial officer.  “When compared to the first quarter this year, we have achieved production growth across nearly all of our mines with lower or consistent cash costs. Further, cash flow per share to date exhibited solid growth year-over-year.  This supports our objective of increasing production per share and cash flow per share growth in 2010.”

Chapada, Brazil
Production at Chapada improved quarter-over-quarter to 30,450 ounces of gold in the second quarter of 2010, representing a 10 percent increase from the first quarter of 2010. Production in the second half of 2010 is expected to be at higher levels similar to trends seen in 2009 with planned increases in grade.  Production expectations for the year remain consistent with previous guidance. Inventory of concentrate available for sale increased in the second quarter and is planned for sale in the third quarter.  Co-product cash costs in the second quarter were $350 per ounce, consistent with the cash costs in the first quarter of 2010.  Co-product cash costs for copper were $1.13 per pound.

Optimizations continued in the second quarter and are scheduled to increase throughput to up to 22 million tonnes per year before 2012.  The Company continues to focus on the newly discovered gold only area of mineralization, Suruca, with the expectation of delivering a feasibility-level study in 2010. The Company believes Suruca will provide substantial gold only production growth at this already robust and long life mine.

El Peñón, Chile
Yamana transitioned to owner mining in the first quarter of 2010 and undertook efforts to maximize production in the first half of the year.  Subsequently, Yamana has implemented a program to evaluate cash costs with the expectation that costs would improve into the balance of the year.   El Peñón produced 100,485 GEO in the second quarter of 2010, in line with expectations. Quarterly production in 2010 is expected to remain in the range of the first and second quarter production with modest variations quarter-over-quarter.  Production expectations for the year remain consistent with previous guidance. Cash costs in the second quarter were $449 per GEO, in line with expectations, as maintenance efforts increased to improve costs in the second half of the year.  Cash costs for the first half of the year were $415 per GEO.  Cash costs are expected to trend below $400 per GEO for the balance of the year.

Yamana continues to evaluate further optimization strategies at El Peñón to increase production from current levels.  Recent plant expansions and resource contributions from the newly discovered high grade vein systems, Pampa Augusta Victoria, will further support this objective.

Gualcamayo, Argentina
Production at Gualcamayo was 37,467 ounces in the second quarter of 2010, representing a 27 percent increase from the first quarter of 2010. Both tonnage and grade are expected to continue to increase throughout the year. Production expectations for the year remain consistent with previous guidance. Gold- in-circuit inventory increased to approximately 12,000 ounces and is expected to be recovered in the second half of the year.  Cash costs in the second quarter improved by $16 per ounce to $427 per ounce as a result of operational efforts in the first quarter.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

The Company has completed an update to the prior feasibility study for QDD Lower West, the ore body below the current open pit operations. The updated parameters at Gualcamayo exhibit increased mineral reserves and mineral resources and higher average annual production.

Jacobina, Brazil
Production at Jacobina was 29,785 ounces in the second quarter of 2010, representing a 19 percent increase from the first quarter of 2010. Yamana continued to focus on improving dilution and recovery as well as improving equipment availability and maintenance to better manage costs. As a result, cash costs declined $153, or over 20 percent, to $534 per ounce in the second quarter of 2010 compared to the first quarter. The Company continues to focus on cost improvements in addition to focusing on higher grade sources of ore. Production expectations for the year remain consistent with previous guidance.

The Company also remains focused on exploring, discovering and developing higher grade with exploration efforts focused on the new discovery, Lagartixa, which exhibits substantially higher grade than the current mineral reserve grade at Jacobina.

Minera Florida, Chile
Production at Minera Florida was 25,274 GEO in the second quarter of 2010, representing a 23 percent increase from the first quarter. Production expectations for the year remain consistent with previous guidance. Cash costs in the second quarter of 2010 were $370 per GEO, consistent with cash costs in the first quarter of 2010.

Yamana continues to advance its tailings reprocessing project at Minera Florida, which is expected to add an additional 40,000 GEO beginning in 2012.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 18,333 ounces of gold in the second quarter of 2010, representing a 24 percent increase from the first quarter.  Production expectations for the year remain consistent with previous guidance although variations are expected quarter-over-quarter. Cash costs for the second quarter declined by $63 per ounce, or 10 percent, to $559 per ounce, compared to the first quarter of 2010.

Exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which Yamana believes represent significant potential to increase mine life.

DEVELOPMENT UPDATE

C1 Santa Luz, Brazil
•	Yamana continues development work at C1 Santa Luz.
•	The preliminary environmental permit has been received and detailed engineering continues to advance.
•	Production is expected to commence in 2012.

Mercedes, Mexico
•	Yamana continues to conduct development work at Mercedes.
•	All permits required for construction have been received and construction commenced in May 2010.
•	Production is expected to commence in 2012.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Ernesto/Pau-a-Pique, Brazil
•	Permitting is underway and construction is expected to begin in 2010.
•	Production is expected to commence in 2012.

Overview of Financial Results

The following table presents a summary of financial and operating information for the three-months and six-months ended June 30, 2010:

(In thousands of United States Dollars except for shares and per share amounts; unaudited)	Three months ended June 30, 2010	Six months ended June 30, 2010
Revenues	$351,374	$697,716
Cost of sales excluding depletion, depreciation and amortization	(135,667)	(280,809)
Depletion, depreciation and amortization	(68,495)	(138,201)
Accretion of asset retirement obligations	(1,758)	(3,339)
Mine operating earnings	145,454	275,367
Expenses
General and administrative	(31,057)	(57,126)
Exploration	(10,691)	(17,450)
Other	(3,191)	(4,888)
Operating earnings	100,515	195,903
Investment and other business income	923	528
Interest and financing expenses	(12,904)	(28,455)
Foreign exchange gain (loss)	16,506	20,195
Realized gain (loss) on derivatives	-	(5,230)
Unrealized (loss) gain on derivatives	(598)	3,988
Earnings from continuing operations before income taxes and equity earnings	104,442	186,929
Income tax expense	(27,927)	(49,878)
Equity earnings from Minera Alumbrera	7,799	19,451
Earnings from continuing operations	84,314	156,502
Earnings (loss) from discontinued operations (i)	6,474	13,825
Net earnings	$90,788	$170,327
Earnings Adjustments:
Non-cash foreign exchange gains	(14,939)	(20,694)
Non-cash unrealized losses (gains) on derivatives	599	(3,988)
Write-off of mineral interests and other assets	3,279	3,279
Future income tax expense on translation of intercompany debt	(1,241)	(5,013)
Other non-recurring losses and adjustments	8,245	15,794
Adjusted Earnings before income tax effects	86,731	159,705
Income tax effect of adjustments	(913)	(682)
Adjusted Earnings	$85,818	$159,023
Basic earnings per share	$0.12	$0.23
Diluted earnings per share	$0.12	$0.23
Adjusted Earnings per share	$0.12	$0.22
Cash flow from operations (after changes in non-cash working capital items)	$100,915	$226,588
Cash flow from operations (before changes in non-cash working capital items)	$134,556	$272,388
Capital expenditures (ii)	$109,494	$235,939
Cash and cash equivalents (end of period)	$262,223	$262,223
Average realized gold price per ounce	$1,201	$1,157
Average realized silver price per ounce	$18.45	$17.74
Chapada average realized copper price per pound	$3.07	$3.16
Gold sales (ounces)	202,564	400,162
Silver sales (millions of ounces)	2.6	5.3
Chapada payable copper contained in concentrate sales (millions of lbs)	31.6	60.7
(i)
Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. The sale of San Andrés closed in 2009, São Vicente and São Francisco sale closed April 30, 2010.

(ii)	Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Further details of the 2010 second quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and Interim Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”, or at www.sedar.com under the Company’s profile.

OUTLOOK AND STRATEGY
The Company continues to adhere to its key commitments, which underlie Yamana’s success in the past year, sustainable production, stability of jurisdictions, disciplined growth and industry low cash costs.

The Company is committed to sustainable production of approximately 1.1 million GEO mainly from its six producing mines: Chapada, Jacobina and Fazenda Brasileiro in Brazil, El Peñón and Minera Florida in Chile, and Gualcamayo in Argentina. The Company has previously provided production guidance in the range of 1.03 million GEO to 1.145 million GEO for 2010. Production is expected to be in line with previous guidance. Copper production is expected to be in excess of 150 million pounds in 2010, also consistent with previous guidance. Cumulatively, the above operating mines provide the Company with robust, long-life production at the projected levels.

The Company’s approach to sustainability, which is broader than simply maintaining production levels, includes the adherence to best practices and international policies for health and safety, environment and community relations. The Company’s focus on and initiatives in creating strong community relations and support systems, energy management, improvement of water quality and availability, in addition to quality of life, are all important elements of its commitment to sustainability.

The Company remains committed to operating in comparatively stable jurisdictions, preferably where there is an established mining culture and tradition. Yamana remains focused on the Americas, with production coming from operating mines in Brazil, Chile and Argentina, and with a reach soon into Mexico where the Mercedes project has commenced construction. The Company is also active on the exploration front in Colombia.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

The Company’s well-defined development stage and exploration projects, in addition to further value-enhancing opportunities, provide the Company with a superior organic growth profile and value proposition. Near-term production growth will come from the Company’s development stage projects: Mercedes, C1 Santa Luz, Ernesto/Pau-a-Pique, and from a tailings reprocessing project at the Minera Florida mine. Production is expected to initially increase by approximately 400,000 GEO annually from these projects at cash costs consistent with the current cost and operating structure. Production is expected to ramp up substantially in 2012 as these projects commence operations to an annual run rate of approximately 1.5 million GEO, representing a 46 percent increase in production from 2009.

Additional production growth is expected from the Gualcamayo mine in Argentina with the inclusion of QDD Lower West, and the Pilar project in Brazil, where construction decisions have been recently made. A further announcement with additional detail will follow.

Exploration successes and value enhancing projects such as Agua Rica are expected to further supplement long-term growth.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper,” “By-product cash costs per gold equivalent ounce,” “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share,” “Cash flows from operations before changes in non-cash working capital”, “Cash flows from operations before changes in non-cash working capital per share”, “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin per GEO sold” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

RECONCILIATION OF NON-GAAP MEASURES

Co-product and By-product Cash Costs
The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO produced from continuing operations

	In thousands of United States Dollars		United States Dollars per GEO
For the period ended June 30,	Three months ended	Six months ended	Three months ended	Six months ended
Cost of sales (i) (ii)	$135,667	$280,809	$561	$600

Adjustments:
Chapada treatment and refining costs related to gold and copper	7,452	13,315	31	28
Inventory movements and adjustments	11,543	786	48	2
Overseas freight and other commercial selling costs	(5,626)	(10,808)	(23)	(23)
Chapada copper revenue including copper pricing adjustment	(100,646)	(199,296)	(416)	(426)
Total GEO by-product cash costs (excluding Alumbrera)	$48,390	$84,806	$201	$181
Minera Alumbrera (12.5% interest) by-product cash costs	(22,223)	(37,929)	(1,938)	(1,504)
Total GEO by-product cash costs (ii)	$26,167	$46,877	$103	$95
Commercial GEO produced excluding Alumbrera	241,794	467,875
Commercial GEO produced including Alumbrera	253,264	493,100

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share
The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt  (f) write-down of investments and other assets and (g) any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings is provided on page two of this press release.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Cash Flows From Continuing Operations Before Changes in Non-Cash Working Capital
The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Cash flows from operating activities of continuing operations	$100,915	$112,967	$226,588	$172,571
Adjustments:
Net change in non-cash working capital	33,641	(11,189)	45,800	83
Cash flows from operating activities of continuing operations before changes in non-cash working capital	$134,556	$101,778	$272,388	$172,654

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

Cash flow per share
The Company uses the financial measure “cash flow per share”  The presentation of cash flow per share is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. “Cash flow per share” is calculated as “cash flows from operations after changes in non-cash working capital” divided by the weighted average number of shares outstanding and/or as “cash flows from operating activities before changes in non-cash working capital” (Non-GAAP measure) divided by the weighted average number of shares outstanding for the period.

The term “cash flow per share” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow per share provides useful information to investors because it presents cash flows from operations on a per share basis and is useful information to investors in evaluating the Company’s past financial performance or future prospects in its ability to generate cash flows.

The table below presents the calculation of cash flow per share:
	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Cash flows from operating activities of continuing operations	$100,915	$112,967	$226,588	$172,571
Cash flows from operating activities of continuing operations before changes in non-cash working capital	$134,556	$101,778	$272,388	$172,654
Weighted average number of shares outstanding	741,643	733,775	739,594	733,732
Cash flows from operating activities of continuing operations per share	$0.14	$0.15	$0.31	$0.24
Cash flows from operating activities of continuing operations before changes in non-cash working capital per share	$0.18	$0.14	$0.37	$0.24

Gross margin
The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization. It may be expressed in terms of percentage of revenues, both in total amount or on a per-GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

The following table provides a reconciliation of gross margin:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Revenues	$351,374	$236,711	$697,716	$450,310
Cost of sales excluding depletion, depreciation and amortization	(135,667)	(104,842)	(280,809)	(206,795)
Gross margin	$215,707	$131,869	$416,907	$243,515
Gross margin as % of revenues from continuing operations	61%	56%	60%	54%
GEO sold (excluding Alumbrera)	233,418	189,743	470,197	378,655
Gross margin per GEO Sold	$924	$695	$887	$643

SECOND QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for August 5th, 2010 at 11:00 a.m. E.T. to discuss 2010 second quarter results.

Q2 Conference Call Information:
Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q2 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 84950126#
Replay Call:	416-849-0833, Passcode 84950126#

The conference call replay will be available from 2:45 p.m. ET on August 5th, 2010 until 11:59 p.m. ET on August 19th, 2010.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com
MEDIA INQUIRIES:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliations of non-GAAP measures are located on pages 9 to12 of this press release. Cash costs are shown on a by-product basis unless otherwise noted.